Exhibit 99.1

Sierra Metals Significantly Increases Mineral Resource Estimate for Yauricocha Mine, Peru

•	Total Measured and Indicated Contained Metal has significantly increased by 72% silver, 128% copper, 74% zinc, 64% lead and 61% gold
•	Total Inferred Contained Metal has significantly increased by 55% silver, 59% copper, 105% zinc, 42% lead and 83% gold
•	Mineral Resources for Yauricocha are 13,206,000 tonnes averaging 62.3 g/t silver, 1.5% copper, 0.9% lead, 2.8% zinc and 0.6 g/t gold representing a 68% increase from the previous resource tonnage estimate

•	Total Inferred Mineral Resources for Yauricocha are 6,632,000 tonnes averaging 43.0 g/t silver, 1.2% copper, 0.5% lead, 2.2% zinc and 0.5 g/t gold representing a 77% increase from the previous resource tonnage estimate

•	Increases to copper grade reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price assumptions

TORONTO, Sept. 28, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") has updated its Mineral Resource Estimate at the Company's Yauricocha Mine, located in Yauyos Province, Peru.

The Resource Estimate at Yauricocha is the result of a successful exploration drill program completed at several zones within the mine including Mina Central, Esperanza, Cachi-Cachi, Escondida and Cuye-Mascota which have been previously press released and now represent a material proportion of the mine's overall resources.

A Technical Report is currently being prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and will be filed on SEDAR and with the Securities Exchange Commission within 45 days of this news release.

Consolidated Yauricocha Resource Estimate – July 31, 2017

Resources - Measured and Indicated								Contained Metal
		Tonnes	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Measured	3,094	70.0	1.7	3.2	1.2	0.8	7.0	117.3	218.5	83.7	78.3
	Indicated	10,112	59.9	1.5	2.7	0.8	0.6	19.5	326.3	594.8	185.4	195.6
	M + I	13,206	62.3	1.5	2.8	0.9	0.6	26.4	443.6	813.3	269.1	274.0
	Inferred	6,632	43.0	1.2	2.2	0.5	0.5	9.2	174.7	315.2	68.0	117.0

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at unit value cut-offs grades (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).
	* Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01) and Zinc (US$/lb 1.25)
	** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.
(3)	The unit value COG are variable, by mining area and proposed mining method. The COG ranges from US$41-48.

The updated Resource Estimate has incorporated significant new exploration information into the geologic interpretation and grade estimations, providing more refined resource models in previously known areas as well as expanding the resource base with new discoveries.

In addition, metal pricing assumptions, metallurgical recoveries, costs, and other factors have been updated to reflect July 31, 2017 actuals and assumptions.

"Sierra's management team is extremely pleased with the significant increases realized in the measured and indicated, and inferred resources in this resource estimate for the Yauricocha Mine" stated Igor Gonzales, President and CEO of Sierra Metals Inc. "When compared to the previous estimate from August 2016, the Company saw a 68% increase to the measured and indicated resource tonnage and a 77% increase in the inferred resource tonnage. It is important to highlight the quality of the resources which are reflected in the higher silver, copper, zinc, lead and gold grades in this resource estimate. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Yauricocha Mine."

He continued, "The Company remains committed to growth through brownfield exploration and today's resource estimate confirms the presence of additional high quality tonnage at the Yauricocha Mine and will allow the Company to look at potential production increases going forward. We will continue our brownfield exploration programs at the Yauricocha mine over the next year with the aim of further mineral resource expansions.

2017 Resource Estimate % differences from Prior Estimate (August 2016):

% Change from 2016 Resource Estimate								Contained Metal
		Tonnes	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au
		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha	Measured	116%	-7%	98%	3%	-20%	11%	103%	328%	124%	72%	137%
	Indicated	57%	3%	25%	2%	3%	-9%	63%	96%	60%	61%	43%
	M + I	68%	2%	36%	3%	-2%	-4%	72%	128%	74%	64%	61%
	Inferred	77%	-12%	-10%	16%	-20%	4%	55%	59%	105%	42%	83%

Notes for 2016 Measured, Indicated and Inferred Resource Estimates
(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper, lead, and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at unit value cut-offs grades (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs.
	* Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,251.00), Silver (US$/oz 16.76), Copper (US$/lb 2.28), Lead (US$/lb 0.86), and Zinc (US$/lb 0.94).
	** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.
(3)	The unit value COG are variable, by mining area and proposed mining method. The COG ranges from US$41-48.

The Updated Resource Estimate varies significantly from the 2016 Technical Report due to a combination of material factors including but not limited to:

•	Significant additional drilling (80,000m) and mine exploration development (10,000m).
•	The previous drilling and sampling information was based on end-of-year 2015 totals, and is now effective as of July 31, 2017.
•	Refinements to the geologic models and additions of previously un-modeled areas.
•	Discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza.
•	Expansion of Mina Central, Cachi Cachi, and Esperanza mineralization along strike and at depth.
•	Increases in metal pricing compared to previous estimates, most notably a 33% increase in Zn and a 14% increase in Cu metal price assumptions.
•	Zn is a major commodity produced at Yauricocha, and this increase in pricing has a material effect on the value of material that may have previously been marginal or not reported in the previous resource statement.

Mineral Resource Estimate
Mineral Resource Estimations have been conducted or reviewed by the following Qualified Person:

•	Matthew Hastings of SRK Consulting (U.S.) Inc.; Maptek Vulcan™ Software

The procedures and methods supporting the mineral resource estimation have been developed in conjunction with Minera Corona geological personnel. The understanding of the geology and mineralization at Yauricocha is based on a large volume of geologic data as well as a robust history of production. SRK has reviewed the methods and procedures for data collection methods supporting the estimate, and notes that they are reasonable and consistent with industry best practice. Geology models were generated by Minera Corona geologists using Datamine Studio or Leapfrog Geo, and locally vary significantly from those used in previous reports. A combination of diamond drilling, channel sampling, and mine mapping have been used to inform these models, and SRK is of the opinion that they are an accurate interpretation of the mineralization at Yauricocha. These models, presented as 3D wireframes, are used to constrain block models, which are flagged with variables such as bulk density, mine area, depletion, unit value, etc.

The resource estimations presented herein have been conducted or reviewed by independent consultants using supporting data generated by the site. SRK conducted independent estimations for the Mina Central area, Esperanza, Mascota, and the majority of the Cuerpos Pequenos Area. Cachi Cachi estimations and select Cuerpos Pequenos estimations were conducted by Minera Corona personnel and reviewed by SRK. Grade for the five primary commodities (Ag, Au, Cu, Pb, Zn) is estimated into the block models using both drilling and channel samples, applying industry-standard estimation methodology. Interpolation methods were generally via ordinary kriging or inverse distance depending on quantities of data. Mineral resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs based on actual marginal production costs to satisfy public reporting criteria.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

Additional Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/28/c3321.html

%CIK: 0001705259

For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 18:31e 28-SEP-17